UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2014

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

(translation of Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: October 1, 2014	By:	Signed: /s/ Paul A. Guthrie
Name: Paul A. Guthrie
Title: Corporate Secretary

Release: Immediate October 1, 2014

Canadian Pacific outlines new financial targets at company’s 2014 Investor Conference

Railroad expects earnings per share to more than double over next four years

White Plains, NY — Canadian Pacific (TSX/NYSE: CP) CEO E. Hunter Harrison today unveiled new growth targets out to 2018 and CP’s multi-year strategy to drive superior service and financial profitability, including more than doubling the company’s earnings per share.

“Our transformation over the last two years has been nothing short of remarkable, but the journey is far from over,” Harrison said. “We’ve dramatically improved the operating performance of the company; our operating ratio is approaching industry best and we’ve generated significant value for shareholders. Our achievements of the past two years have set the platform for future growth.”

Financial expectations on CP’s journey to 2018 include:

•	More than doubling diluted earnings per share (EPS) over the next four years compared to 2014
•	Growing annual revenue to $10 billion in 2018
•	Generating cumulative cash flow before dividends of $6 billion through 2018

Harrison said CP’s new targets and growth strategy are built on the foundation of performance and discipline that will see the company achieve its objectives for 2016 a full two years early, including an operating ratio in the mid-60s and cash flow before dividends of $1 billion.

Moving forward, Harrison outlined how CP will accelerate growth over the next four years even as it maintains a tight focus on cost containment. Highlights include investments in key corridors to leverage franchise strengths, including siding extension and terminal enhancements, and premium service driven by velocity. Harrison said the company will continue to drive its operating ratio to industry-leading levels.

“It continues to be an exciting time to be a part of this great franchise,” added Harrison. “It’s our talented and dedicated people who are challenging the status quo each day and are ultimately enabling us to grow with our customers at a low incremental cost to the franchise.”

Key Assumptions

•	Annual capital spending in the range of $1.4—$1.6 billion over the period
•	Defined benefit pension expense of $10 million in 2015, assuming a discount rate of 4.55% on December 31, 2014
•	Defined benefit pension contributions between $50—$100 million through 2018
•	A tax rate of 27.5%
•	Exchange rate at 1.10 CAD/USD
•	Fuel price of $3.50 USD/US Gallon

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Editor’s Notes:

*to access a video webcast of the presentations on October 1 and 2 go to: www.cpr.ca\investor-day

**Investor Day full-disclosure PowerPoint presentations by Mr. Harrison and his Executive Team can be viewed online after 0800 on October 2, 2014.

Note on forward-looking information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, business prospects, planned capital expenditures, programs and strategies. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes. To the extent that CP has provided guidance using non-GAAP financial measures, the Company may not be able to provide a reconciliation to a GAAP measure, due to unknown variables and uncertainty related to future results.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the information under the heading “Key Assumptions” above as well as the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of CP.

Contacts

Media

Martin Cej

Tel: 403-512-5830

martin_cej@cpr.ca

24/7 Media Pager: 855-242-3674

Investment Community

Nadeem Velani

Tel.: 403-319-3591

email: investor@cpr.ca